Contact

www.linkedin.com/in/kennycason (LinkedIn)
www.datarank.com (Company)
kennycason.com/ (Personal)
github.com/kennycason (Other)

Top Skills

Java
MySQL
Subversion

Languages

Chinese (Professional Working)
English (Native or Bilingual)
Japanese (Professional Working)

Kenny Cason

CTO | Co-Founder at Arrived Homes
Seattle, Washington, United States

Summary

I love to learn and build all things. I enjoy the challenges of tech entrepreneurship, studying foreign languages and culture, and am proficient in Chinese and Japanese. I also enjoy math, game development, and art.

My favorite programming language is Kotlin. I have spent most of my recent years using: Kotlin, Java, Typescript, HTML/CSS, LibGDX, Hadoop, Spark, Storm, Kafka, HBase, Map/Reduce, HDFS, Elasticsearch, Spring, React, MySQL, Git, Maven, ANTLR, IntelliJ.

Experience

Arrived Homes
CTO | Co-Founder
March 2019 - Present (5 years 1 month)

- Home ownership, without the responsibilities.
- Buy shares of rental homes, earn passive income, and let Arrived take care of the rest.

Sprout Social, Inc.
Senior Staff Software Engineer
December 2017 - January 2019 (1 year 2 months)

- Help lead integration of Simply Measured technologies into Sprout Social post-merger.

Datarank, Inc.
CTO | CoFounder
August 2011 - January 2019 (7 years 6 months)

Use Social Data to obtain market research in an instant - get instant insights from thousands of users and get back to business. No focus groups. No observer bias.

- Fortune 500 Customers
- Y Combinator Summer 2013

- Sold to Simply Measured in 2015.

Simply Measured, A Sprout Social Company
2 years 5 months

Director Of Engineering
October 2017 - February 2018 (5 months)

Principal Software Engineer
October 2015 - October 2017 (2 years 1 month)
Greater Seattle Area

Combining DataRank + Simply Measured technologies and market vision to become the only social data company to provide social analytics, listening, and attribution solutions.

Lockheed Martin
Software Engineer
May 2007 - August 2011 (4 years 4 months)

- Missile Defense National Team B - Testing/Integration.
- Interned for three years: 2007, 2008, 2009.
- Worked full-time from 2010 - 2011.

United States Marine Corps
Small Arms Repair Technician School
August 2004 - August 2007 (3 years 1 month)

- Lance Corporal (E-3).
- Security and maintenance of ordnance.
- Ensure operational safety by teaching classes to other Marines.
- Received Meritorious Mast.
- Reserve Forces.

Education

Y Combinator
· (2013 - 2013)

University of Arkansas
BS, Computer Science · (2004 - 2010)

関西外国語大学 / Kansai Gaidai University
Japanese · (2007 - 2008)